Exhibit 21.1
SIGNIFICANT SUBSIDIARIES OF DOLBY LABORATORIES, INC.

As of September 27, 2024

Name	Jurisdiction of Incorporation/Organization
Dolby Laboratories, Inc.	California
Dolby Laboratories Licensing Corporation	New York
Dolby International AB	Sweden
Via Licensing Alliance LLC	Delaware
DI Holding BV	Netherlands